INVEST IN JACKBE

Grocery shopping - radishly different!


JACK BE
CURBSIDE DRIVE-THRU GROCER

jackbenimble.com Oklahoma City OK

Mobile Apps | Retail | Marketplace | Food & Beverage | Consumer Goods

LEAD INVESTOR

Michael Woodard Michael and Charity Woodard

Why we chose Jackbe: We invested in Jackbe because of the team's ambitious and innovative vision to transform the grocery shopping experience to convenience, simplicity, and exemplary service. A new approach to grocery shopping for the working family or the elderly couple. We love the niche focus on expert customer service and think they will achieve an overwhelming response to lifetime shoppers. The CEO Alex has a strong vision and Christian values that are attractive characteristics needed to lead this company. This shared vision will help drive the company forward as we scale the nation. We were most impressed by his willingness to allow families with his shared passion and vision, and a part of the Jackbe family. We believe in Jackbe, we believe in the team and we believe that Jackbe will become a staple in family-driven communities.

Invested $30,000 this round

Highlights

1. Positioned to disrupt the fast-growing $811B grocery market
2. One of the first drive thru grocers with on-demand ordering and pickup in minutes
3. Unique store footprint focused on convenience and produce freshness
4. First three concept stores to launch in 2023
5. Raised over $7MM and counting
6. Simple to use app built for efficiency

Our Team

Our Team



Alex Ruhter CEO

Multi-time founder • Passionate and experienced leader with significant operational and board history • Proven ability to identify talent, develop his team, and get a job done. • Loves his kids, but may need a mini bus soon if they keep coming



Christophe Dessaigne Co-Founder

High level leader with strong strategic thinking capacity • 20+ years of leadership from start-ups to Private Equity • Strong desire and ability to mentor leaders on their path to success • Some would say the wittiest French man they know



Jennifer Neef Co-Founder



Creator and innovator with unparalleled attention to detail • Strong ability to understand needs and convert to executable ideas • Deep instinct and desire to care for others • Seasoned night owl, with a bit of a tendency toward all-nighters



Mitch Friesen Co-Founder

Successful track record in profitability modeling • 10+ years of strategic leadership experience in finance and supply chain • Dependable, loyal and highly focused team player • Proud to be one of the few remaining Android users



Alex Ruhter

We're reimagining grocery shopping


JACK BE
JACK BE
JACK BE

Welcome! We are so glad you're here. And boy, do we have some fun things to share. We're a team with bold ideas, big dreams, and big plans for the days ahead. And maybe, just maybe, you'll decide to be a part of what we're about to do - we'd love that!

We've spoken with lots of people and traveled the world (well, basically) to discover that grocery shopping tends to be far more of a challenge than it ought to be. Yes, some people love hanging out at the grocery store – and some days we do too!–but most often, grocery shopping can feel almost like a chore, and challenging to fit into real life.

We are right there with you, and honestly, are pretty excited to step out on a journey that we believe will change all that. In fact, we've been working hard at it for nearly three years now – and can hardly believe it's about time to open our first store! Just a bit curious? – well, put on your hat, and hold on tight – we'd love to show you what's just around the corner!

In-Person Shopping Issues

Today's in-store shopping experience leaves much to be desired, and as you know, it all starts in the parking lot. :/ We call this "the fray" - where amidst other cars and pedestrians, it takes way too much time to hunt for your spot. Next, you work to separate a cart from its clingy friends (we all lose a measure of dignity in this process) and then push it - goofy wheel and all - down countless aisles looking for a few items that are definitely not where it would make sense for them to be – because why would they be?? (and if you are doing this with two

toddlers in tow, our hats are off to you!). Finally, the quest to find the shortest line - if there is one at all - or perhaps scan the groceries yourself (shouldn't we be getting paid for this?).



Online/Delivery Issues

Curbside/delivery options aren't too much better. Yes, it's a relief to have someone else shop, but all too often we're disappointed, maybe from the delays, or the frequent substitutions or low quality produce that is picked. Think back to your recent shopping experience: did your avocados seem like they should have been guacamole yesterday? Or perhaps you requested fresh bananas but instead received banana bread from the bakery (this actually happened). Yummy, yes! But not what you really wanted...



Then there are the issues with the process itself. Finding a time slot that works seems a perpetual problem, and often there are often added fees - for delivery, for tips, and sometimes increases in actual grocery costs. When you put these all together, these alternate options tend to create almost as many problems as they try to solve.

And if THAT wasn't enough, retailers are struggling to make online grocery shopping profitable.


Unit economics for a retailer on a $100 basket with home delivery, $
Basket size at store price
100.0
COGS[1]
−70.0
Shrink
−2.1
Gross margin
27.9


Store labor expense
−12.1
Other SG&A[2]
−11.4
Net P&L[3] before order pick and pack
4.4
Direct labor cost for picking[4]
−7.8
Overheads for picking (eg, supervisors)[5]
−0.5
Cost of delivery and last mile[6]
−8.0
Swipe fee for e-commerce transaction[7]
−1.0
Basket margin
−12.9

[McKinsey]

What if there was a better way?

What if someone took the time to develop...

A '*quintessential*' grocery shopping experience

One that...

- Explored multiple innovations to make online ordering as simple as possible
- Specifically trained employees to pick only the best produce
- Showed value to you our customer, always working to make your experience amazing
- Allowed you to pick-up groceries now... or any time
- Developed a staggeringly efficient and nearly effortless drive-thru system
- Always sent you away with a smile!

Without sounding too confident (ok, actually we sorta are), THIS is exactly what we've set out to do. And we've devoted nearly three years of our lives, working together to make it happen.

In a phrase...

Here is our wonderful mouthful: we are a "Curbside Drive-thru Grocer." Our favorite part is that last word "Grocer," seeking to be different from a typical Grocery store, we want to make the whole experience very personal, and train our employees to see themselves as "Grocers" with one job - caring for you. We want them to be passionate about serving each customer, and intentional as they hand select the very freshest food to meet this most basic need within their communities. We're eagerly hiring that amazing crew now and excited about the dynamic individuals joining our team (and if your grandma taught you to properly thump a watermelon, well, we'd love to see your resume!). Honestly, we can hardly wait to get started!

Yes, JackBe is...
A Curbside Drive-thru Grocer!





And as your premier Curbside Drive-thru Grocer, we love to say that JackBe is setting out to make grocery shopping nearly fun!

It all starts with an amazing app (available in the app store closer to launch!). This app is designed for busy people (all of us?) who need new, creative options for their shopping experience...


JACKBE
Jack be is nimble and quick, grocery pickup.
GET STARTED
Hi, James
Categories
See all
Featured Products
$3.99
$1.79
Shopping Cart (7)
On The Vine Tomatoes (4-5 per bunch)
$1.79
Mango (10 Pcs)
Sara Lee Honey Hams
Total Price
$13.17
PLACE ORDER
Does everything look right?
JackBe, Edmond
************3252
$13.17
PLACE ORDER

In app, you might just fall in love with our shortcuts - like our QuickList, for example - which allows you to take your shopping list (like from your notes app - or even grab text off a photo from the list you wrote on an envelope!), upload it, and suddenly your cart will be filled with the items on your list. Yes, no more searching for every single item! We suppose it's sorta like having your very own fairy godmother - hiding inside our app! (though sorry, no mice turned to horses or pumpkin carriages... yet. Actually... we wouldn't entirely put this past our developers...).


JACKBE

Path To Market Adoption

We are excitedly counting down the days until January when we open our first store in Oklahoma City (18001 N May Ave, 178th/May!). As we begin acquiring customers and building market recognition of our brand, we are already preparing to open other locations in the OKC area - in fact, we have already

ambitiously secured properties for our second and third stores! These first stores will be strategically located to provide our team with three unique demographics, so we can learn well about the varied communities we will be eager to serve in the future.



Each of these stores is unique (size, location, demographics and build), and will be strategically located to broaden our draw for staffing, and having three stores significantly increases our buying power. This planned growth will allow our team to be efficient while we refine the process and finesse the overall JackBe experience.



CONCEPT #1
• Food desert
CONCEPT #2
• High density residential
CONCEPT #3
• Suburb Area





HOW
Do We Accomplish All Of This?

Of course, we could never do such a big thing alone! Not only do we have a really great team, but from the beginning, JackBe has engaged with amazing partners and suppliers who have joined hands around the same aspirations we have. And not only are they incredible partners, many have become our valued investors as well!

Unit Economics

As noted on the graph below, our financial target for each store follows our 10/10 rule. $10MM in annual revenue and 10% EBITDA. We are accounting for a "ramp up" of sales in our first operating year, intended to be closer to our target by the beginning of year 2. We have a number of unique advantages that keep our operating costs lower due to no in-store customers. This, along with our streamlined inventory approach allows us the opportunity to achieve significant financial margins.

For each store in Year 1:

Unit Economics	
Avg # of Daily Purchases	297
Avg Purchase Cost	$85
Net Revenue	$9,134,062
Net Cost of Goods Sold	$(6,492,477)
Standard Gross Margin	$2,641,585
Margin	29%
Store Operating Costs	$(1,980,453)
Net Margin- EBITDA	$661,132
Net Margin	7%

Forward looking projections cannot be guaranteed.

We're Raising Funds To Accelerate Our Growth

The initial response to investment in JackBe has been downright inspiring! Each round of funding has been more successful than the previous, as people increasingly catch the vision and want to be a part of what we are becoming.

- Raised $400K from Friends & Family
- $3.65MM in seed money
- Over $3.5MM in SAFEs
- And more to come!



What Does The Future Hold?

The Opportunities are Endless!

While we are thrilled to step out as 'Grocer" today – and have so much we want to add to that in the near future - from fully prepared meals, to an increasingly fun (and wildly helpful!) app, to scrumptious new recipes, all the way to ideas for simplicity and time saving in your own kitchen. But we also know that the concept we are building today won't likely stop there - it has the potential to grow to so much more, far outside of the realm of grocery. Our team is innovative and forward-thinking, and we believe there are countless opportunities for JackBe to grow in ways we have not yet imagined. And if you join us, well, there's no stopping who we can become. Actually, we can hardly wait to see where we all end up together!

Wow, look at you! We are SO thankful you have read to the very end! Now you know our heart and passion - and we can't even tell you how excited we are to think of you joining JackBe! We would welcome you to become part of something phenomenal - and being a part of bringing to your very own neighborhood a grocery experience like the world has never seen!

What a great day to...
invest in
JACKBE!